Exhibit 99.1


Name and Address of Reporting Person:     Enron Disputed Claims Reserve
                                          Four Houston Center
                                          1221 Lamar, Suite 1600
                                          Houston, TX 77010

Issuer Name and Ticker or Trading Symbol: Portland General Electric Corp. (POR)

Date of Earliest Transaction Required
to be Reported (Month/Day/Year):          04/03/2006


EXPLANATION OF RESPONSES:
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(1)  The Enron Disputed Claims Reserve (the "DCR") is a distribution mechanism created pursuant to Section 21.3(a) of the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, In re Enron Corp., et al., including, without limitation, the Plan Supplement and the exhibits and schedules thereto (the "Plan"). The purpose of the DCR is for the disbursing agent, Stephen Forbes Cooper, LLC, or its successor (the "Disbursing Agent"), to hold in escrow for the benefit of the holders of allowed claims 35,463,555 shares of Portland General Electric Company common stock (the "Shares"), cash, certain trust interests and other securities and any dividends, gains or income attributable thereto, to be issued periodically to holders of allowed claims as disputed claims are resolved pursuant to the Plan. Neither the Disbursing Agent nor the DCR have any pecuniary interest in the Shares. The Disbursing Agent may only vote and sell the Shares as record holder of such securities pursuant to the instructions of, or upon the prior approval of, the DCR Overseers. The DCR Overseers consist of John J. Ray III, Rick A. Harrington, James R. Latimer III, Stephen D. Bennett and Robert M. Deutschman and each of them disclaim any interest in the Shares.